Filed by Preview Travel, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                                        Subject Company:  Preview Travel, Inc.
                                                 Commission File No. 000-23177



                 PREVIEW TRAVEL ANNOUNCES DATE FOR STOCKHOLDER
                  MEETING AND VOTE REGARDING PROPOSED MERGER
                             WITH TRAVELOCITY.COM


SAN FRANCISCO, CA - February 8, 2000-Preview Travel, Inc. (NASDAQ: PTVL) today announced that the Securities and Exchange Commission has declared effective the Proxy Statement/Prospectus regarding the company's proposed merger with Travelocity.com. Proxy materials have been mailed to all Preview Travel stockholders of record as of Jan. 20, 2000. Preview Travel has scheduled a stockholder meeting and vote on the proposed merger for March 7, 2000 at 10:00 AM P.S.T.

About Preview Travel
Preview Travel, Inc. (NASDAQ: PTVL) is a leading provider of online travel services for leisure and small-business travelers. It offers one-stop shopping for airline tickets, vacation packages, car rentals, hotels and cruises, as well as integrated access to travel information, merchandise, news and world-class customer service. Preview Travel's trained travel agents provide customer service 24 hours a day, seven days a week via a toll-free number and email. Preview Travel has a growing community of more than 10 million registered members and over 1 million customers since its launch in May of 1996.

The company operates its own award-winning Web site at www.previewtravel.com and is the primary travel service on America Online at AOL keyword: previewtravel. In addition, Preview Travel provides the primary travel services on AOL.com, Excite, Lycos, Snap and USA Today.

About Travelocity.com
Travelocity.com is owned and operated by Sabre Inc. Travelocity.com provides reservations capabilities for 95 percent of all airline seats sold, more than 46,000 hotels, more than 50 car rental companies and more than 70,000 vacation packages. This reservations capability is paired with access to a vast database of destination and interest information. To date, Sabre has sold more than 3 million airline tickets and since its launch in March of 1996, Travelocity.com has registered more than 10 million members and logs more than 100 million page views per month.

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About Sabre
Sabre is the global leader in applying information technology to meet the needs of the travel and transportation industries with advanced and innovative technology skills to deliver progressive solutions. Headquartered in Dallas/Fort Worth, Texas, the company has more than 10,000 employees worldwide who span 45 countries. More information on Sabre is available on the World Wide Web at http://www.sabre.com. Sabre and the Sabre logo are registered trademarks of an affiliate of Sabre Inc.

Investor Notice:
Investors are urged to read the proxy statement/prospectus included in the Travelocity.com Registration Statement on Form S-4 (Reg. No. 333-95757), filed with the Securities and Exchange Commission (SEC) in connection with the proposed merger because it contains important information. The proxy statement/prospectus is available free of charge on the SEC's Web site (www.sec.gov), from Travelocity.com's Corporate Secretary, and from Preview Travel's Office of Investor Relations. In addition, the identity of the people who, under SEC rules, may be considered participants in the solicitation of Preview Travel, Inc. stockholders in connection with the proposed merger, and a description of their interests, is available in the proxy statement/prospectus.

Contact Information:
Amy Guggenheim
Sr. Vice President, Investor Relations
Preview Travel
415/439-1473
aguggenheim@previewtravel.com

Media Contact for Travelocity.com
Judy Haveson
Vollmer Public Relations
512/472-3515
judy@vollmerpr.com












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